FG New America Acquisition Corp.

105 S. Maple Street

Itasca, Illinois 60143

September 23, 2020

VIA EDGAR

Ruairi Regan

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FG New America Acquisition Corp.
Registration Statement on Form S-1
Filed August 26, 2020, as amended
File No. 333-248429

Dear Mr. Regan:

Fusion Acquisition Corp. hereby withdraws its prior acceleration request, dated September 22, 2020, with respect to its Registration Statement on Form S-1 (File No. 333-248429).

Please call Elliott Smith of White & Case LLP at (212) 819-7644 should you require further information.

[Signature Page Follows]

Very truly yours,

By:	/s/ Larry G. Swets, Jr.
Name: Larry G. Swets, Jr.
Title: Chief Executive Officer and Director

cc: Elliott Smith, White & Case LLP